UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Commission File Nos. 024-11431 and 024-11954

Cloudhands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4370 La Jolla Village Drive, Suite 240, San Diego, California 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Cloudhands, Inc.

SEMIANNUAL REPORT ON FORM 1-SA

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In this report, the term “Cloudhands,” “we,” “us,” “our,” “the Company,” or “our Company” refer to Cloudhands, Inc., and the term Robot Cache refers the former name of our Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our unaudited condensed financial statements (and accompanying notes) included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Business Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Critical Accounting Policies
●	Off-Balance Sheet Arrangements
●	Plan of Operations
●	Trend and Key Factors Affecting Our Performance

Business Overview

Cloudhands, Inc. (formerly known as Robot Cache US Inc.) is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company which the Company dissolved and liquidated in November 2024. Effective March 18, 2025, the Company changed its corporate name from Robot Cache US Inc. to Cloudhands, Inc. to reflect its strategic shift from a PC video game distribution model to the development of a comprehensive artificial intelligence (“AI”) hub, marketplace and social media platform, Cloudhands.ai.

While the Company has shifted its primary focus to Cloudhands and the Cloudhands Platform (defined below), the Robot Cache website and platform continue to operate and remain available to users.

Cloudhands.ai is a comprehensive AI hub and digital marketplace (“Cloudhands Platform”). The Cloudhands Platform is designed to empower creators, developers, and businesses to discover, deploy, and monetize AI applications and services. The Cloudhands Platform will offer consumers and small businesses a trusted place to learn about this burgeoning new industry that is transforming every area of our society, and will enable them to discover and purchase AI solutions to create, innovate, and thrive in the AI era.

The Cloudhands Platform is being built around three integrated pillars:

●	A social discovery and news feed experience for AI tools and content;
●	A credit-based monetization and microtransaction system; and
●	An AI tools database and app store, offering curated access to AI applications, APIs, and services.

The Company believes there is a growing need for a centralized platform where AI developers, creators, and users can collaborate, monetize their work, and discover new tools. Despite the increased adoption of AI, the current market lacks an ecosystem that combines discovery, community interaction, and revenue generation for AI creators. Cloudhands.ai seeks to address this market gap.

AMD Partnership

In 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company focused on co-promotion. While this strategic partnership has not directly generated revenue to date, the Company believes the ongoing partnership has been valuable and represents a major global PC hardware manufacturer’s validation of the Company’s position to capitalize on emerging opportunities within digital distribution. The partnership was originally established in connection with our Robot Cache business and continues to relate to that business. The Company plans to continue its partnership with AMD as it builds out the Cloudhands Platform.

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Sources of Revenue

The Company has not yet launched its Cloudhands Platform, and accordingly, had no revenue during the six-month period ended June 30, 2025. For the six-month period ended June 30, 2024, the Company generated its revenues from (1) video game sales on the Robot Cache platform; and (2) by validating blockchain transactions on the Casper proof-of-stake network.

Results of Operations

Revenues

Revenue for the six-month period ended June 30, 2025, was $0 compared to $407 for the corresponding period in 2024. The Company’s revenues continue to be minimal as the Company continues to refine its technology and business model.

Operating Expenses

Total operating expenses for the six-month period ended June 30, 2025, were $1,120,580, compared to total operating expenses of $1,611,475 for the six-month period ended June 30, 2024. The net loss from operations was $1,120,580 and $1,611,370 for the six-month periods ended June 30, 2025 and 2024, respectively, mainly due to the expense items discussed below.

For the six-month period ended June 30 2025, general and administrative expenses were $1,070,566 compared to $1,599,644 for the same period in 2024. Included in general and administrative costs are payroll, legal and accounting, and, to a lesser extent, rent, utilities, parking fees, royalties, software subscriptions, travel and entertainment. Payroll expenses were $535,326 for the six-month period ended June 30, 2025, compared to $970,956 for the six-month period ended June 30, 2024. This decrease of $435,630 was primarily due to a reduction in headcount and related payroll expenses. Payroll expenses are comprised of wages, payroll taxes, and benefits. Legal and accounting fees were $133,131 for the six-month period ended June 30, 2025, as compared to $86,525 for the same period in 2024.

For the six-month period ended June 30, 2025, sales and marketing expenses were $50,014 primarily related to contractors and content creation, compared to sales and marketing expenses of $11,831 for the same period in 2024.

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Other income (expense)

Other Income (expense) of $136,684 for the six-month period ended June 30, 2025 is a mixture of dividend income and loss on cryptocurrency validation activities. The Company maintains a “sweep account” program where cash is placed temporarily in certain accounts with its financial institution to generate a greater financial return. During the six-month period ended June 30, 2025, the company earned $157,313 in dividend income which is included in other income (expense) on the condensed statements of operations. Additionally, the Company had been a validator on the CASPER Blockchain Network, for which it received that network’s native cryptocurrency, CSPR, in exchange for validation services, and which upon receipt was recorded at fair value. During the six-month period ended June 30, 2025, the Company discontinued its validating activities and liquidated its CSPR, resulting in an accounting loss of $22,987.

During the six-month period ended June 30, 2024, the Company incurred interest and dividend income of $273,283 and other interest and fees of $6,104 was earned from the Company’s cryptocurrency validation activities resulting in $279,436 of Other Income.

Foreign Currency Conversion

The loss on foreign currency conversion for the six-month period ended June 30, 2025 was $0 compared to a gain of $262 for the corresponding period in 2024.

Income taxes

The Company has not incurred income tax expense for the six-month periods ended June 30, 2025 or 2024.

Total Comprehensive net loss

For the six-month period ended June 30, 2025, the Company had a comprehensive net loss of $983,896, compared with a comprehensive net loss of $1,322,196 for the six-month period ended June 30, 2024. The decrease in net loss is primarily due to the decreased payroll expenses and other operating expenses noted above.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and equivalents of $8,121,726, and a comprehensive net loss of $983,896 for the six-month period ended June 30, 2025. As of June 30, 2024, the Company had cash and equivalents of $11,128,695, and it reported a comprehensive net loss of $1,332,196 for the six-month period ended June 30, 2024. The Company earned $157,313 and $273,282 from its sweep account program for the six-month periods ended June 30, 2025 and 2024, respectively.

Sources of Liquidity

The Company expects that its cash and equivalents balance of $8,121,726 as of June 30, 2025 is sufficient to fund the Company’s operations for the next twelve months and beyond.

Net Cash Flow from Operating Activities

Net cash used in operating activities was $644,678 for the six-month period ended June 30, 2025. Cash and equivalents was consumed by the net loss of $983,896, while working capital contributed $339,218 cash and equivalents. Net cash used in operating activities was $1,395,099 for the six-month period ended June 30, 2024. During that period, cash was consumed by the net loss of $1,332,196, while the change in working capital consumed the remaining $62,903.

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Net Cash Flow from Investing Activities

Net cash used in investing activities was $806,067 for the six month period ended June 30, 2025. The Company used $788,062 of cash and equivalents for software development efforts and $18,026 for purchases of property and equipment during the six months ended June 30, 2025 compared to $8,706 invested in equipment on the development of the Cloudhands Platform during the six months ended June 30, 2024.

Net Cash from Financing Activities

For the six-month periods ended June 30, 2025 and 2024, no cash was used in financing activities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies are as follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of cryptocurrency, at fair value with changes in fair value recognized in net loss.

Cryptocurrencies

In addition to holding bitcoin, the Company served as a validator on the CASPER Blockchain Network, through which it received that network’s native cryptocurrency, CSPR, in exchange for validation services and which upon receipt was recorded at fair value. During the six-month period ended June 30, 2025, the Company discontinued its validating activities and liquidated its CSPR, resulting in an accounting loss of $22,987.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the pronouncement to the Company’s financial statements and to ensure that proper controls are in place to ascertain that the financial statements properly reflect the pronouncement.

We have considered recently issued accounting pronouncements and do not believe their adoption will have a material impact on our condensed financial statements.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●	Continue to invest in the Cloudhands Platform to launch a comprehensive AI hub and marketplace, featuring a variety of AI applications, a credit system to enable access to AI applications, a social media-style feed for AI content discovery, project pages for monetization, and a tools catalogue. Invest in marketing to raise awareness for the Cloudhands Platform.

●	Implement a creator marketplace within the platform, allowing users to post and monetize their AI applications, creations and businesses.

●	Develop and deploy AI-powered features on the platform to enhance user experience, increase platform “stickiness,” and provide valuable insights for content creators and AI businesses using our marketplace.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The Company’s growth strategy centers on building and launching the Cloudhands Platform that integrates social networking and marketplace functionalities. We aim to attract AI users of all experience levels and facilitate the discovery and monetization of AI-driven content and tools. In addition, we seek to attract AI developers to promote their AI applications on the Cloudhands Platform to reach AI users and monetize their AI applications. We plan to make significant investments in our Cloudhands Platform’s capabilities and infrastructure. These investments, while potentially affecting near-term profitability, are designed to secure long-term growth and market share in the AI sector.

Our future performance is tied to the broader adoption of AI technologies, our ability to monetize effectively and build a high-quality site that attracts users. The Company will increase development spending and its efforts to secure strategic partnerships in order to attract high-quality creators and expand our user base across consumer and business sectors. We also plan to invest in marketing to attract users to the Cloudhands Platform and to raise awareness for our brand within the AI sector. We anticipate that success in these areas will be crucial for the Company’s long-term value creation and market position in the evolving AI landscape.

Market Opportunity

We have identified what we believe to be unsaturated segments in the continually expanding global AI market.

We believe that we are well positioned to leverage our resources to capitalize on this emerging market and believe that our plan to create the Cloudhands Platform is a timely direction that corresponds with the rapid expansion of AI-assisted content and the rising demand for accessible AI solutions.

Monetization Strategy

We plan to monetize our AI platform through multiple channels. First, we plan to sell credits to AI users. These credits will enable them to use a variety of AI applications accessed through the Cloudhands Platform. Second, we plan to generate revenue by taking a percentage of transactions from items sold on our marketplace, facilitating commerce between creators and consumers. Third, we plan to offer premium subscriptions that provide users with enhanced features and capabilities beyond the basic free access or the purchase of credits. Fourth, we plan to offer paid promotions and advertising opportunities on the site, allowing businesses and creators to increase their visibility within the platform. Additionally, we plan to provide API access to our Cloudhands Platform and data for AI application developers and businesses. This will enable external applications, agents and services to integrate with our Cloudhands Platform, creating additional value for users while generating revenue from API subscriptions. The AI sector is dynamic with frequent and ongoing changes as the industry matures. We plan to test, analyze, and evaluate the aforementioned revenue sources as well as others in an effort to optimize our offering to appeal to AI user and AI developer interests and preferences.

Item 2. Other

On September 12, 2025, the Company’s Board of Directors appointed Keven Baxter, a current member of the Board of Directors, to serve as the Company’s Chief Financial Officer, effective immediately.

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Item 3. Financial Statements

CLOUDHANDS, INC.

CONDENSED BALANCE SHEETS

(unaudited)

	June 30,	December 31,
	2025	2024
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,121,726	$9,572,491
Prepaid expenses	42,656	32,410
Other current assets	147	1,497
Total current assets	8,164,382	9,606,398

Cryptocurrency, net, available for sale	16,994	251,197
Property and equipment, net	23,064	-
Security deposit	20,865	20,865
Intangible assets, net	788,062	-
Total Assets	$9,013,514	$9,884,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$70,538	$48,814
Other current liabilities	166,059	75,479
Total Current Liabilities	236,597	124,293

Total Liabilities	236,597	124,293

SHAREHOLDERS’ EQUITY

Common stock	193,450	193,450
Additional paid in capital	39,713,932	39,713,932
Accumulated deficit	(31,130,465)	(30,146,888)
Total Shareholders’ Equity	8,776,918	9,760,494

Total Liabilities and Shareholders’ equity	$9,013,514	$9,884,787

See accompanying notes to unaudited condensed financial statements.

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CLOUDHANDS, INC.

CONDENSED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30,

(unaudited)

	2025	2024

Revenues	$-	$407
Software royalties	-	302
Gross profit	-	105

Operating Expenses:
General and administrative	1,070,566	1,599,644
Sales and marketing	50,014	11,831

Total operating expenses	1,120,580	1,611,475

Net loss from operations	(1,120,580)	(1,611,370)

Other income (expense)	136,684	279,436

Tax provision (benefit)	-	-
Net loss	(983,896)	(1,331,934)

Foreign currency translation gain (loss)	-	(262)

Total comprehensive loss	$(983,896)	$(1,332,196)

Earnings per share, basic	$(0.01)	$(0.01)

Weighted average shares - basic and diluted	193,450,375	193,450,375

See accompanying notes to these unaudited condensed financial statements.

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CLOUDHANDS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2025 and 2024

(unaudited)

	Common Stock		Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Capital	Earnings	Equity
Balance as December 31, 2024	193,450,375	$193,450	$39,713,932	$(30,146,888)	$9,760,494
Net income (loss)	-	-	-	(983,896)	(983,896)
Balance as of June 30, 2025	193,450,375	$193,450	$39,713,932	$(31,130,464)	$8,776,918

Balance as of December 31, 2023	193,556,980	$193,556	$39,713,826	$(26,721,867)	$13,185,515
Stock Transfer	(106,609)	(106)	106	-	-
Net income (loss)	-	-	-	(1,332,196)	(1,332,196)
Balance at June 30, 2024	193,450,375	$193,450	$39,713,932	$(28,054,063)	$11,853,319

See accompanying notes to these unaudited condensed financial statements.

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CLOUDHANDS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30,

(unaudited)

	2025	2024
Net cash used in operating activities	$(644,688)	$(1,395,099)
Net cash used in investing activities	(806,087)	(8,760)
Net cash used in financing activities	-	-
Net decrease in cash	(1,450,765)	(1,403,859)
Cash, beginning of period	9,572,491	12,532,554
Cash, end of period	$8,121,726	$11,128,695

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to these unaudited condensed financial statements.

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CLOUDHANDS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Unaudited

For Six Month Period Ended June 30, 2025 and 2024

NOTE 1 – NATURE OF OPERATIONS

Cloudhands, Inc. (formerly known as Robot Cache US Inc.) is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company, which the Company dissolved and liquidated in November 2024. Effective March 18, 2025, the Company changed its corporate name from Robot Cache US Inc. to Cloudhands, Inc. to reflect its strategic shift from a PC video game distribution model to the development of a comprehensive artificial intelligence (“AI”) hub, marketplace and social media platform, Cloudhands.ai.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for other current liabilities and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking and savings accounts. As of June 30, 2025 and December 31, 2024, the Company had $8,121,726 and $11,532,554 of cash and equivalents, respectively.

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Property and equipment, net

Property and equipment, which consist of leasehold improvements and computer equipment, is recorded at cost and depreciated over the estimated useful life of 3 years using the straight-line method. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Capitalized Software Development Costs

Software development costs are capitalized at cost and reported as intangible assets, net on the condensed balance sheets. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once the software is ready for general release, the balance of capitalized development costs will be amortized over three years.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

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The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company accounts for revenue in accordance with ASU 214-09 Revenue from Contracts with Customers (“ASC 606”) which provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

Cryptocurrency

In addition to holding bitcoin, the Company served as a validator on the CASPER Blockchain Network, through which it received that network’s native cryptocurrency, CSPR, in exchange for validation services and which upon receipt was recorded at fair value. During the six-month period ended June 30, 2025, the Company discontinued its validating activities and liquidated its CSPR, resulting in an accounting loss of $22,987. During the six month period ended June 30, 2024, the Company recorded a gain on CSPR validation of $6,104.

Advertising & Marketing

The Company expenses advertising & marketing costs as they are incurred with the exception of a few campaigns that will air over a few months then those costs are spread over the time period aired.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. This ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard in 2022 and it had no effect on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the year ended December 31, 2023. The Company’s corporate income tax return for the year ended December 31, 2024 has been extended. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company expects the 2024 tax return will increase its net operating losses.

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NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space with a payment commitment of $12,669 per month.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

The Company has a single class of stock (common stock), of which 250,000,000 shares are authorized. The Company has 193,450,375 shares issued and outstanding.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 7 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 25, 2025 the date the financial statements were issued. Based on this evaluation, other than as stated below, no additional material events were identified which require adjustment or disclosure in the financial statements.

Tom Hebert joined the Company as President on September 25, 2025. From September 2021 to November 2024, he held senior leadership roles at Lightspeed Commerce Inc., a cloud-based commerce platform for retailers and restaurants, including Vice President of Ecommerce and Vice President of Customer Success. He joined Lightspeed through its acquisition of Ecwid, Inc., where he had previously served in multiple leadership positions, such as Acting Chief Executive Officer, Vice President of Customer Success, and General Manager. Ecwid was a venture-backed SaaS ecommerce platform serving small businesses globally. Earlier in his career, Mr. Hebert held positions at Callaway Golf Company and Certona Corporation, a SaaS provider of personalization solutions for consumer brands. He holds a Master of Business Administration in International Business from Saint Mary’s College of California and a Bachelor of Arts in Business Administration from Point Loma Nazarene University.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit
Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (dated July 24, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (dated June 21, 2022) to Certificate of Incorporation**
2.4	Certificate of Amendment (filed March 17, 2025) to Certificate of Incorporation******
2.5	Bylaws**
4.1	Form of Subscription Agreement for Units in the 2021 Offering*
4.2	Form of Subscription Agreement for Shares in the 2023 Offering**
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement Philippe Erwin*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment Mark Phillip Caldwell*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Platform Services Agreement with Republic Core LLC**
6.9	2022 Equity Incentive Plan**
6.10	Services Agreement with StartEngine CrowdFunding, Inc.**
6.11	Technology Standard License Agreement with DACS Laboratories GmbH**
6.12	Agreement with Advanced Micro Devices, Inc.**
6.13	Agreement with LedgerZ Holdings**
6.14	Real property lease with San Diego UTC Holdings LLC**
6.15	Real property sublease with Biora Therapeutics**
6.16	Loan Agreement with StartEngine Primary LLC**
6.17	Professional Services Agreement with William Mikula***
6.18	Memorandum of Understanding with CasperLabs Holdings AG****
6.19	Master Services Agreement with Carlton One Engagement Corporation*****
6.20	Real property lease with 4370 La Jolla Village LLC
6.21	First Amendment to Real property lease with San Diego UTC Holdings LLC
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**

*	Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.
**	Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.
***	Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.
****	Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.
*****	Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.
******	Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated April 29, 2025 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000164117225006694/0001641172-25-006694-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 26, 2025.

CLOUDHANDS, INC.

By:	/s/ Keven Baxter
Name:	Keven Baxter
Title:	Chief Financial Officer and Secretary

Pursuant to the requirements of Regulation A, this report has been signed below on September 26, 2025 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Chris Keenan
Name:	Chris Keenan
Title:	Director

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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